SUB-ITEM 77(H)
                        CHANGES IN CONTROL OF REGISTRANT

Between January 31, 2003 and February 28, 2003 the number of shares of the Polaris Global Value Fund owned by National Financial Services Corporation ("NFSC") dropped from 708,482.116 to 702391.250. As a result, NFSC's percentage of ownership decreased from 25.17% to 24.97%.